UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)
________________________________________________________________________________
1.   Name and Address of Reporting Person*

  Synopsys, Inc. ("Synopsys")
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   (Last)                       (First)                   (Middle)

  700 East Middlefield Road
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                                    (Street)

  Mountain View         California             94043
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    (City)               (State)               (Zip)

________________________________________________________________________________
2.   Date of Event Requiring Statement (Month/Day/Year)

 1/12/03
________________________________________________________________________________
3.   I.R.S. Identification Number of Reporting Person, if an entity (voluntary)

  561546236
________________________________________________________________________________
4.   Issuer Name and Ticker or Trading Symbol

  Numerical Technologies, Inc.  (NMTC) (the "Company")
________________________________________________________________________________
5.   Relationship of Reporting Person(s) to Issuer
     (Check all applicable)

     |_|  Director                             |X|  10% Owner
     |_|  Officer (give title below)           |_|  Other (specify below)

     ____________________________________________________________________
________________________________________________________________________________
6.   If Amendment, Date of Original (Month/Day/Year)


________________________________________________________________________________
7.   Individual or Joint/Group Filing  (Check Applicable line)

     |X|  Form filed by One Reporting Person

     |_|  Form filed by More than One Reporting Person

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             Table I -- Non-Derivative Securities Beneficially Owned
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
                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 4)                 (Instr. 5)            (Instr. 5)
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

Common Stock                            6,341,921                      (D)                 N/A
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

Table II -- Derivative Securities Beneficially Owned
            (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                        5. Owner-
                                                    3. Title and Amount of Securities                      ship
                                                       Underlying Derivative Security                      Form of
                         2. Date Exercisable           (Instr. 4)                                          Derivative
                            and Expiration Date     ---------------------------------    4. Conver-        Security
                            (Month/Day/Year)                               Amount           sion or        Direct      6. Nature of
                         ----------------------                            or               Exercise       (D) or         Indirect
                         Date       Expira-                                Number           Price of       Indirect       Beneficial
1. Title of Derivative   Exer-      tion                                   of               Derivative     (I)            Ownership
   Security (Instr. 4)   cisable    Date            Title                  Shares           Security       (Instr. 5)     (Instr. 5)
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

Numerical                Any time   N/A            Common Stock            40,562           $0             D               N/A
Technologies
Canada, Inc.
Exchangeable Shares
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Common Stock Options     Within     10/16/12       Common Stock            12,500           $3.52          D               N/A
                         60 days
                         of
                         January
                         22, 2003
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Common Stock Options     Within     2/1/10         Common Stock             7,500           $2.67          D               N/A
                         60 days
                         of
                         January
                         22, 2003
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Common Stock Options     Within     12/5/10        Common Stock           212,500          $12.50          D               N/A
                         60 days
                         of
                         January
                         22, 2003
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Common Stock Options     Within     9/28/11        Common Stock           100,000          $14.59          D               N/A
                         60 days
                         of
                         January
                         22, 2003
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Common Stock Options     Within     7/11/12        Common Stock           162,500           $4.75          D               N/A
                         60 days
                         of
                         January
                         22, 2003
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Common Stock Options     Within     7/17/12        Common Stock           112,500           $4.00          D               N/A
                         60 days
                         of
                         January
                         22, 2003
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Common Stock Options     Within     4/18/11        Common Stock           100,000          $10.87          D               N/A
                         60 days
                         of
                         January
                         22, 2003
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Common Stock Options     Within     5/24/10        Common Stock               120         $30.375          D               N/A
                         60 days
                         of
                         January
                         22, 2003
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

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. * If the form is filed by more than one reporting person, see Instruction 5(b)(v).

Potential persons who are to respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Explanation of Responses:

See Attachment A


Synopsys, Inc.

By:  /s/ Steven K. Shevick                                  January 22, 2003
---------------------------------------------            -----------------------
Steven K. Shevick                                                  Date
Senior Vice President, Finance


**Signature of Reporting Person

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

   Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

                                                                    Attachment A

Reporting Person:             Synopsys, Inc.
                              700 East Middlefield Road
                              Mountain View, California  94043

Date of Reporting Event:      January 12, 2003
Issuer:                       Numerical Technologies, Inc. (NMTC)


                           Explanation of Responses

         On January 12, 2003, Synopsys, Inc. ("Synopsys"), Neon Acquisition Corporation, a newly formed wholly-owned Delaware subsidiary of Synopsys ("Purchaser"), and Numerical Technologies, Inc. (the "Company") entered into an Agreement and Plan of Merger (the "Merger Agreement"). Upon the terms and subject to the conditions set forth in the Merger Agreement, Purchaser, as promptly as practicable after the date of the Merger Agreement, will commence a cash tender offer (the "Offer") to purchase all outstanding shares of common stock of the Company, par value $0.0001 per share (the "Company Common Shares"), at a price of $7.00 per share (the "Offer Price"), net to the seller in cash. Following the completion of the Offer and the satisfaction or waiver of the conditions to the Merger set forth in the Merger Agreement, (i) Purchaser will be merged under Delaware law into the Company (the "Merger"), with the Company being the surviving corporation, (ii) each Company Common Share that is not tendered and accepted pursuant to the Offer (other than Company Common Shares owned by Synopsys or the Company or any of their respective wholly owned subsidiaries) will be converted into the right to receive in cash an amount per share equal to the Offer Price and (iii) each share of common stock, par value $0.001 per share, of Purchaser that is issued and outstanding immediately prior to the Merger will be converted into one share of common stock, par value $0.001 per share, of the surviving corporation. The Offer, the Merger and the other transactions contemplated by the Merger Agreement are subject to the satisfaction or waiver of certain conditions, including receipt of regulatory approvals, as set forth in the Merger Agreement.

         Concurrently with the execution and delivery of the Merger Agreement, and as a condition and inducement to the willingness of Synopsys and Purchaser to enter into the Merger Agreement, certain directors and executive officers of the Company and certain of their spouses (the "Stockholders"), in their capacity as stockholders of the Company, entered into a Stockholder Tender Agreement (the "Stockholder Tender Agreement") with Synopsys. Pursuant to the Stockholder Tender Agreement and as more fully described therein, each Stockholder, among other things, (i) agreed to tender into the Offer, and not withdraw, all Company Common Shares of which he or she is the beneficial owner (including Company Common Shares subsequently received due to the exercise of options or otherwise) or has the sole right to vote and dispose, and any Company Common Shares over which such Stockholder subsequently acquires beneficial ownership (the "Subject Shares"), (ii) granted to Synopsys an irrevocable option for 60 days to purchase the Subject Shares at a price of $7.00 per share, exercisable if Purchaser has acquired Company Common Shares pursuant to the Offer and such Stockholder failed to tender into the Offer or has withdrawn any of his or her Subject Shares, (iii) agreed to vote any of his or her Subject Shares (A) in favor of the adoption of the Merger Agreement and approving the transactions contemplated by the Merger Agreement, including the Merger and (B) against (other than the transactions contemplated by the Merger Agreement) any "Alternative Transaction" or any action that would or is designed to delay, prevent or frustrate the Offer and the transactions contemplated by the Merger Agreement, (iv) granted Synopsys an irrevocable proxy to vote all of their Subject Shares as contemplated by clause (iii) of this paragraph, (v) subject the Subject Shares to certain transfer restrictions and (vi) agreed that they and their representatives would not solicit, initiate or encourage any inquiries or proposals from, discuss or negotiate with, or provide any non-public information to, any person relating to or otherwise facilitate an Alternative Transaction. "Alternative Transaction" means, other than the transactions contemplated by the Merger Agreement, (1) any merger, consolidation, share exchange, recapitalization, business combination or other similar transaction involving the Company or its subsidiaries whose assets, individually or in the aggregate, would constitute 40 percent or more of the consolidated assets of the Company, (2) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of 40 percent or more of the assets of the Company and its subsidiaries in a single transaction or series of related transactions, (3) any tender offer or exchange offer for 40 percent or more of the outstanding Company Common Shares or the filing of a registration statement under the Securities Act of 1933, as amended, in connection therewith or (4) any public announcement of a proposal, plan or intention to do any of the foregoing or any agreement to engage in any of the foregoing.

         The Stockholder Tender Agreement terminates when and if the Merger Agreement is terminated without the consummation of the Merger.

         Synopsys owns 40,562 exchangeable shares of Numerical Technologies Canada, Inc. (the "Exchangeable Shares") acquired in October 2000 when the Company acquired an entity in which Synopsys held an equity investment, each of which is exchangeable at no additional cost into one Company Common Share at any time. Not including Company Common Shares that the Stockholders may subsequently receive due to the exercise of options and including the 40,562 Exchangeable Shares owned by Synopsys, as a result of entering into the Stockholder Tender Agreement and accepting the proxies granted thereunder, as of January 21, 2003, Synopsys may be deemed to have beneficial ownership of an aggregate of 6,382,483 Company Common Shares that were either owned by the Stockholders or over which the Stockholders had the power to vote and dispose. In the aggregate, such Company Common Shares represented approximately 18.9% of the outstanding Company Common Shares that were deemed to be outstanding for purposes of calculating the beneficial ownership of Synopsys under Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the "Exchange Act").

      Including Company Common Shares that the Stockholders may subsequently receive due to the exercise of options and including the 40,562 Exchangeable Shares owned by Synopsys, as a result of entering into the Stockholder Tender Agreement and accepting the proxies granted thereunder, as of January 21, 2003, Synopsys may be deemed to have beneficial ownership of an aggregate of 7,090,103 Company Common Shares that were either owned by the Stockholders or over which the Stockholders had the power to vote and dispose. Such Company Common Shares represented approximately 21.0% of the outstanding Company Common Shares that were deemed to be outstanding for purposes of calculating the beneficial ownership of Synopsys under Section 13(d) of the Exchange Act.

      Two Stockholders, Messrs. Pati and Wang, have pre-established Rule 10b5-1 trading plans. Pursuant to these trading plans, Messrs. Pati and Wang, have sold 119,700 and 105,000 Company Common Shares, respectively, since entering into the Stockholder Tender Agreement, which sales are reflected in the information provided in this form. In addition, Messrs. Pati and Wang may continue to make sales of Company Common Shares in accordance with their respective Rule 10b5-1 trading plans following the filing of this form, in which event the number of Company Common Shares beneficially owned by Synopsys will automatically be correspondingly reduced.

      All percentages of Company Common Shares beneficially owned described in this form are based upon 33,712,870 Company Common Shares outstanding at January 21, 2003.

         The Merger Agreement and the Stockholder Agreement are described in more detail in Synopsys' Statement on Schedule 13D under the Exchange Act filed with respect to the Company Common Shares, dated January 22, 2003.